UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-38110

DELPHI TECHNOLOGIES PLC
(Exact name of registrant as specified in its charter)

One Angel Court
10th Floor
London, EC2R 7HJ
United Kingdom
011-44-020-305-74300
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, par value of $0.01 per share

(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Ordinary Shares, par value of $0.01 per share: One (1) holder

Pursuant to the requirements of the Securities Exchange Act of 1934, Delphi Technologies PLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 13, 2020	DELPHI TECHNOLOGIES PLC

	By:	/s/ Tonit M. Calaway
	Name:	Tonit M. Calaway
	Title:	President and Secretary